UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)

                         SUMMIT HOLDING SOUTHEAST, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------

                                   866078 10 8
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                 BRUCE BEKOWITZ
                             100 JERICHO QUADRANGLE
                                    SUITE 212
                            JERICHO, NEW YORK 11753
                                  (212)319-4100

                                -with copies to-

                            JOSEPH F. MAZZELA, ESQ.
                          LANE, ALTMAN & OWENS L.L.P.
                               101 FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110
                                  (617)345-9800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  JULY 24, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [X].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No.  866078 10 8             SCHEDULE 13D/A-1           Page 2 of 5  Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JOEL M. GREEBLATT
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  AF,PF
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           38,969
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      38,969
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  38,969
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.67%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  IN
================================================================================

--------------------------                            --------------------------
CUSIP No.  866078 10 8             SCHEDULE 13D/A-1           Page 3 of 5  Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOTHAM CAPITAL III, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS*

                  AF
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           38,969
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      38,969
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  38,969
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.67%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON*

                  PN
================================================================================

CUSIP NO. 866078-10-8                                      Page  4  of  5  Pages
          -----------                                      ---------------------


THIS AMENDMENT NO. 1 RELATES TO THAT CERTAIN SCHEDULE 13D FILED ON MAY 22, 1997. IT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF, THE REPORTING PERSONS HAVE CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE COMMON STOCK OF THE ISSUER.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         (a) The beneficial ownership by each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:


        NO. OF SHARES DEEMED              NATURE OF OWNERSHIP                 PERCENTAGE OF CLASS
      TO BE BENEFICIALLY OWNED:           -------------------                 -------------------
      -------------------------
               38,969                 The record ownership and                       0.67%
                                      economic interest in such shares
                                      is held by Gotham III.  Joel
                                      Greenblatt is the sole general
                                      partner of Gotham III and,
                                      therefore, may be deemed to
                                      have indirect beneficial
                                      ownership of, and shared voting
                                      and dispositive power with
                                      respect to, such shares.


         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting
Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on information in the Issuer's Form 10-K filed March 30, 1998, indicating that there are 5,791,100 shares of Common Stock of the Issuer outstanding.

         (b) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market sales):



           DATE                     NO. OF SHARES            PRICE PER SHARE ($)                TOTAL
           ----                     -------------            -------------------                -----


          7/23/98                    (33,900)                    32.0000                  $ 1,084,800.00
          7/23/98                    (80,000)                    31.9375                  $ 2,555,000.00
          7/24/98                    (10,000)                    31.9687                  $   319,687.00
          7/24/98                    (30,000)                    31.8854                  $   956,562.00
          7/24/98                   (314,000)                    31.8750                  $10,008,750.00
          7/27/98                    (39,214)                    31.8750                  $ 1,249,946.20

         (c) Not Applicable.

         (d) Not Applicable.

CUSIP NO. 866078-10-8                                      Page  5  of  5  Pages
          -----------                                      ---------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
         ----------------------------------------------------------------------

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Exhibit A. Agreement of Joint Filing (incorporated by reference to Schedule 13D filed May 22, 1997).

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            /s/ Joel M. Greenblatt
                                            ------------------------------------
                                            Joel M. Greenblatt


                                            GOTHAM CAPITAL III, L.P.


                                            By: /s/ Joel M. Greenblatt
                                          ------------------------------------
                                                Joel M. Greenblatt, Manager

Date: July 29, 1998